Exhibit 99.1

Sinovac Obtains Clinical Trial Approval for Sabin-IPV Candidate

BEIJING, December 10, 2015 -- Sinovac Biotech Ltd. (NASDAQ:SVA), a leading provider of biopharmaceutical products in China, today announced that the Company has obtained approval to begin human clinical trials on its Sabin Inactivated Polio Vaccine (or “sIPV”) candidate.

In preparation of beginning human clinical trials, Sinovac is currently finalizing the clinical trial protocol based on the clinical trial license. The Company plans to start the clinical trials in the first half of 2016 and expects to complete these trials by 2018. According to the approval, Sinovac will conduct human clinical trials to select the dosage and evaluate safety and immunogenicity of the vaccine candidate. The Company will use conventional Salk-IPV and Sabin-IPV on the market as control groups in the clinical trials. The Company will also evaluate the manufacturing consistency of three lots in the trials.

The Company plans to build a new commercial production facility of sIPV in an existing building at the Company’s Changping site. The plant will have a designed annual capacity of ten million doses. The construction is expected to begin in 2016.

The clinical trial application for the sIPV was officially accepted by the China Food and Drug Administration (CFDA) in October 2014 and received fast track approval by the CFDA as part of the government’s polio eradication efforts.

As previously announced, Sinovac has entered into a license agreement with Intravacc (Institute for Translational Vaccinology) from The Netherlands to develop and commercialize the Sabin Inactivated Polio Vaccine (sIPV) for distribution to China and other countries. According to the agreement, Sinovac has committed to commercializing the vaccine in China, inclusive of conducting clinical trials, obtaining regulatory approval, and launching the sIPV vaccine.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “As an inactivated polio vaccine different from conventional Salk-IPV, the clinical trial approval of our sIPV vaccine candidate represents a significant achievement. As we progress closer to commercialization, this vaccine is expected to open up additional opportunities in China’s public market and also introduce overseas expansion opportunities by potential purchasing programs from international organizations. While national governments collaborate to promote IPV under the WHO’s Polio Eradication & Endgame Strategic Plan, the world still faces limited production capability. With Sinovac’s fully integrated vaccine capabilities and our commitment to providing children around the world with our vaccines, we are dedicated to making efforts for polio eradication both in China and around the world. In addition, the vaccine also contributes to our pipeline products portfolio diversification by providing us the opportunity to develop sIPV related combo vaccine in the future."

About Polio Eradication & Endgame Strategic Plan

According to the Polio Eradication & Endgame Strategic Plan 2013-2018 by WHO, governments should complete IPV introduction and OPV2 withdraw by 2016, and include IPV and OPV in routine immunization by 2018. OPV will be phased out from routine immunization programs around the world by 2020 due to potential vaccine-associated paralytic polio (VAPP) or circulating vaccine-derived poliovirus (cVDPVs). Sabin IPV is both safer to manufacturer and more affordable as compared to the currently available Salk IPV, which turns out to be a more appropriate candidate for developing countries. WHO, United Nations Children’s Fund (UNICEF) and national governments also collaborated to establish Global Polio Eradication Initiative, a public-private partnership, to eradicate polio globally.

In China, National Health and Family Planning Commission of China is developing a vaccination strategy to add at least one dose of IPV into its national Expanded Program of Immunization (EPI). Wang Guoqiang, Vice Minister of National Health and Family Planning Commission Chinese government, stated that Chinese government will gradually replace OPV with IPV to fulfill the requirement of WHO. He added that with the high birth rate and tremendous need, Chinese government will develop strategies regarding vaccine receipts as well as procurement budget to ensure a smooth transition. From January 1, 2015 till October 15, 2015, about 36 million of polio vaccines were released by National Institute of Food and Drug Control, including 5.3 million inactivated polio vaccine only. Currently, only one local manufacturer in China is qualified for sIPV production and the supply of imported IPV is limited and has to be paid for out-of-pocket by the recipient.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food & Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its Phase III clinical trial. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, and the Philippines, and was recently granted a license to commercialize its hepatitis A vaccine in Chile. For more information, please visit the Company's website at www.sinovac.com.